EXHIBIT 99.1

For Immediate Release	Date: October 13, 2019
19-29-TR

Teck Reports Labour Action at Carmen de Andacollo

Vancouver, B.C. – Teck Resources Limited (TSX: TECK.A and TECK.B, NYSE: TECK) (“Teck”) announced today that the Teck Carmen de Andacollo Workers Union, which represents 473 workers at Teck Carmen de Andacollo Operations (CdA) in Chile, has given notice that it plans to commence strike action on October 14, 2019.

Operations at CdA would be suspended during a strike with the exception of essential activities required to maintain safety and the environment. In the quarter ended June 30, 2019, CdA produced approximately 15,000 tonnes of copper.

The previous collective bargaining agreement with the union expired on September 30, 2019. Teck and the union subsequently entered into a five-day mediation process, which concluded on October 11 without an agreement. The Union of Supervisors and Professionals of Teck CdA reached a new agreement earlier in 2019.

About Teck
Teck is a diversified resource company committed to responsible mining and mineral development with major business units focused on copper, steelmaking coal, zinc and energy. Headquartered in Vancouver, Canada, its shares are listed on the Toronto Stock Exchange under the symbols TECK.A and TECK.B and the New York Stock Exchange under the symbol TECK. Learn more about Teck at www.teck.com or follow @TeckResources.

Investor Contact:
Fraser Phillips
Senior Vice President, Investor Relations and Strategic Analysis
604.699.4621
fraser.phillips@teck.com

Media Contact:
Chris Stannell
Public Relations Manager
604.699.4368
chris.stannell@teck.com